SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A Publicly-Traded Company
CNPJ/MF no. 02558.115/0001 -21
NIRE no. 33.3.0027696 -3

To our Shareholders:
The management of TIM Participações (“TIM Participações”, “TIM” or “Company”) would like to submit to you the Company’s Management Report and the Parent Company and Consolidated Financial Statements, along with the independent auditors’ opinion for the fiscal year ended on December 31, 2006.

Profile of TIM Participações

By means of its controlled companies, TIM Participações is Brazil’s largest mobile telephony service provider using the GSM (Global System for Mobile Communications) technology. Thanks to its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A., it is the only company operating throughout Brazil.

Focused on sustainable and profitable growth, the Company concentrates its operations in value client of all the segments it operates – be it prepaid, postpaid or corporate plans. In order to do so, it has heavily invested in differentiating and enhancing the quality of its products and services, while it seeks to develop innovative and low-cost offers.

Since the beginning of its operations in Brazil, Grupo Telecom Italia has put intensive efforts into its brand – currently renowned across the country - which is identified with innovation and first choice, especially for customers from the business segment, in which the Company is the market leader, according to a research carried out by Ericsson.

TIM has Brazil’s largest data transmission network via mobile, using the GPRS(General Packet Radio Service)/ EDGE (Enhanced Data rates for Global Evolution) technology, which allows Internet connection from any mobile device (laptop, PDA - Personal Digital Assistants - or mobile phone), without requiring a modem, at any time and from anywhere within the coverage of TIM's GSM network. The TIM GSM/GPRS network is available in over 2,450 municipalities. The Company was pioneer in launching in Brazil, in July 1994, an EDGE network that enables data transmission through broadband, which currently reaches 459 cities including all Brazilian capitals.

TIM’s postpaid plans customers can use their mobile phones in 176 countries. The Company has set international voice roaming agreements with nearly 290 operators. In regard to SMS messages, clients count on TIM’s partnership with over 220 operators from 147 countries. In terms of data roaming, it is offered in 101 countries by 149 operators. In 50 of these countries, TIM has agreements for using EDGE network for high-speed data transmission (with peaks of up to 200 Kbps). TIM is also the only operator offering international roaming for its prepaid customers, who can use this service in 13 countries.

TIM Participações’ shares are traded on the São Paulo (Bovespa) and the New York (NYSE) Stock Exchanges. The Company - controlled by TIM Brasil Serviços e Participações S.A. (a subsidiary firm of Grupo Telecom Italia)- registered the highest market value at year-end 2006 among all mobile operators listed on Bovespa: R$21.4 billion.

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Message to the Shareholders

TIM’s key features are innovation and a pioneering spirit: we were the first and only operator to implement a GSM network integrated across the country, which enabled us to launch a range of pioneering services, such as voice and data roaming, pictures and video message transmission, mobile TV broadcasting, multimedia messages (MMS) and broadband services (EDGE), BlackBerry, TIM Casa and TIM Família, among many others.

TIM’s operations have always been based on four cornerstones: (i) attention to the customer; (ii) trained and committed employees; (iii) ethical values; and (iv) return to shareholders. These pillars are fostered through a corporate culture grounded on efficiency and control, streamlined by our True Care philosophy, which underscores the Company’s real concern with customer satisfaction. We want to be sure we do everything to satisfy them.

The Company’s big achievements in 2006 were only possible due to the efforts of our more than 9,000 employees, who were capable of assimilating the True Care philosophy and work as a team in order to generate results out of our aggressive growth plans. And the market has recognized our continuous efforts.

Thanks to the focus on convenience and mobility, we are already the leading name in the corporate segment, in addition to having the customer base with the best mix between post- and prepaid customers. TIM is the most preferred and admired brand among consumers, even by those who are not yet our customers. In the last 2 years, the brand “TIM” conquered the TOP OF MIND award granted by the DataFolha Institute.

Regional differences may and should be respected in a country of such continental proportions as Brazil. We continue to be the only mobile operator with a national presence, but we work based on strategies that merge the best in terms of institutional image with regional opportunities. A segmented marketing approach enables us to set promotions in order to make the right offer to the right customer at the right location. Even Value-Added Service (VAS) offers are already segmented, and the results obtained through this strategy prove we are on the right track.

The future holds great opportunities for us. Each year, mobile phones increasingly shift from being just a voice communication device to become a complete relationship tool, handling data, image and multimedia content: finally, a media to communicate without boundaries.

We need to be ready for the future. We are closely monitoring the evolution of all trends related to technology convergence and mobile telephony services. We will take advantage of all opportunities that bring about tangible benefits for: our customers – to whom we would like to thank for their preference and loyalty; our employees – to whose development and well-being we are genuinely committed; and our shareholders – to whom we would like to thank for their trust in us.

The Management

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Economic and industry scenario: industry expansion in an environment marked by stiff competition and stable economy

In 2006, the Brazilian economy registered substantial improvements with some of the main economic indicators reaching the best levels over the last years: at year-end, Brazil’s sovereign risk spread had declined to 203 basis points, an all-time low; Selic rate stood at 13.25%, its lowest level since 1980; and TJLP, the long-term interest rate, was 6.9%, its lowest level over the last 12 years.

Trade surplus and international reserves also reached record-breaking levels, amounting to US$46 billion and US$86 billion, respectively. Annual inflation stood at 3.8%, according to IGP-M, and 3.1%, according to IPC-A, below the center of the target range (4.5%) set by the National Monetary Council. The US Dollar devaluated 8.7% in relation to the Real, and was quoted R$2.138 at the end of December 2006.

Despite benefiting from the positive international scenario and the stable domestic environment, the Brazilian economy did not grow as expected in 2006. GDP increased 2.75%, which was lower than the market estimates.

Against this background, the Brazilian mobile telephony market rose 15.9% in the period, with a net addition of 13.7 million mobile lines, totaling 99.9 million users. This volume places Brazil as the world’s 5th largest market, according to the International Telecommunication Union (ITU) and Wireless Intelligence, and as Latin America’s leader, according to the 2007 Brazilian Telecommunications Atlas.

However, penetration rate still shows the country’s growth potential: the number of users to total population ratio was 53% in 2006, while coverage reached 42% of Brazilian municipalities

The number of mobile lines in operation in Brazil is already 2.5 times higher than the number of fixed-line telephones, and still shows growth potential, principally when compared to other Latin American countries.

Regulatory environment: changes bring more transparency to the market

In July 2006, Brazil’s National Telecommunications Agency (Anatel), through Rule 438, terminated the Partial Bill & Keep system – by means of which one mobile operator paid another one when the proportion between their outbound and inbound traffic was in excess of the 45% to 55% range. As a result, mobile operators began to pay and receive integrally costs and revenues, respectively, for network use based on total traffic. The same rule established that the interconnection fee (Mobile Use Value, or VUM, in Portuguese) will continue to be freely negotiated between operators, and set forth a discount for off-peak calls - depending on the time of the day when the call is made - for mobile operators in originated and terminated long distance calls (VC-2 and VC-3).

As regards VUM value, should there be no agreement between the operators, Anatel will define provisional values through a writ of prevention, taking into account the VUM to VC1 (fixed-line-to-mobile calls) ratio in January 2006. This standard will be valid until the introduction of the cost-based model (Full Allocated Costs or FAC), whose implementation date has not yet been contemplated in the regulation.

In July, Anatel published an invitation to bid for the 3.5 GHz (WiMax) frequency, aimed at the rendering of wireless broadband Internet access services. The auction, initially set for September, was suspended in August by a decision of the Brazilian Court of Audit (Tribunal de Contas da União - TCU), and has not been rescheduled yet.

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In August, Anatel began a Public Consultation on the implementation of portability, which enables users to maintain their telephone number, regardless of operator chosen to provide the service (fixed-line or mobile), within the same local area. This service is expected to be implemented in 2008. There will not be portability between different services (fixed and mobile).

Finally, in December 2006, Anatel approved two regulations reorganizing the radiofrequency spectrum, expanding its use for mobile telephony services. The first of them (Rule #454) provides 120 MHz for Third Generation (3G) mobile telephony services. As a result, it is expected that both the drafting of the invitation to bid and the sale of licenses will take place in the short term.

TIM has been a proactive participant in the discussions related to the introduction of WiMax and 3G technology, with a view to adopting them when regulatory and competitive conditions allow ROI.

Strategy and performance

TIM is recognized by the market for its Total Customer Devotion (True Care), offering a unique and innovative experience at all points of contact with its customers.

The True Care concept is TIM’s answer to the market’s needs. It means treating customers with consideration and respect, offering them the best in terms of convenience and quality. The Company monitors its users' satisfaction on a permanent basis, knowing that client assistance is the key factor to differentiate it from the competition and to guide the customers’ choice.

• Coverage: leadership and quality in GSM
TIM chose the GSM technology in 2002, prior to the expansion of mobile telephones in Brazil. In 2003, TIM already had a GSM network in all states, offering its customers first-hand access to advantages, such as the TIM Chip (SIM Card), safety against cloning, national integration of plans and service offers, automatic international roaming and expansion of value-added services (VAS), among others.

At the beginning of 2006, TIM’s Network Management Center (NMC) began its operations. It is Latin America's most updated network monitoring structure. The NMC works as a big digital map, where it is possible to visualize all territorial management centers, preemptively monitor issues and ensure higher quality and transparency when communicating with the customer, in real time.

At year-end 2006, TIM GSM coverage reached 91.6% of Brazil's urban population, servicing more than 2,450 municipalities – the largest coverage of a mobile operator in Brazil in terms of covered municipalities. Out of this total, 459 had already counted on the additional benefit of accessing the EDGEtechnology. These innovations facilitate and foster the use of data and multimedia services, providing solid growth for VAS revenue.

• Distribution: TIM - always within reach of its customers
Concerned with offering services to its customers wherever they are, TIM built an ample and qualified distribution network, including own stores and authorized resellers, which, at year-end 2006, amounted to over 8,000 POS.

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In addition, during 2006, the Company expanded its prepaid recharge stations by 130.9% . There are already over 255,000 recharge stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN system). The Company has agreements with large national retail chains, in addition to partnerships with regional chains, to offer online recharge. Customers with debit cards that use Banco24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid lines straight from their mobile handsets.

Another highlight in 2006 was the complete migration from physical to electronic recharge at all of TIM's POS, which resulted in efficiency and cost reduction.

• Innovation: TIM's engine
Innovation is TIM's great differential. Based on the concept “Viver Sem Fronteiras” (Living Without Frontiers), the Company is frequently launching services in the market.

The biggest highlight of the year was the launch of TIM Casa, based on the “home zone” concept. Initially valid for calls from all the Registration Area, the offer enables customers to register one area as their “home” and make local calls to any fixed-line number for a monthly fee that is lower than the subscription of a fixed-line telephone. As a result, customers can always use a single number - their mobile number – paying a lower rate.

Another example is TIM Família, an exclusive plan launched in the last quarter of the year. It is the only service that is free of charge ("Tarifa Zero") for calls between people who always need to be in touch, whether they are prepaid or postpaid plans users. In addition, it represents an evolution of TIM Brasil's plans, which are available across the entire country and are the first ones to include value-added services (VAS). “TIM Família” is a postpaid plan, in which customers may include up to nine dependents, of which five users may belong to the prepaid plan.

By joining TIM Casa and TIM Família, customers save twice, both in calls to members of their "Family" and to fixed-line phones. And TIM benefits from customers who are more satisfied and loyal.

• Offer: promotions based on fostering intra-network use and traffic
TIM's marketing strategy remained focused on high-value customers. In order to do so, the Company invested in offering and launching products and services based on the triplet “innovation – usefulness – convenience”, and which, at the same time, fostered intra-network traffic, which, in turn, leverages the network's current capacity and decreases customer acquisition costs. In addition, the Company adopted a single proposal with different levels of aggressiveness, aimed at aligning regional commercial strategies with its national presence.

These initiatives have driven the Company's operating performance, primarily in regions of high growth potential. The main highlights were the campaigns based on bonus in minutes for intranetwork local calls, such as “Tarifa Zero” for users located in regions with high-growth potential and low market share, and “Favorites”, in which users can make free intra-network calls to three predefined TIM numbers, and “Promoção 7 Centavos” (7 Cents Promotion), with highly competitive tariff on local calls from TIM to TIM, for customers from the post and prepaid segments until July 2007.

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• Strong position in the corporate market
For the corporate segment, in which TIM is the leading force, having a market share in excess of 30%, companies' needs are evaluated by dedicated executives, so that the best offer may be made. Differentiated and customized plans, such as “Nosso Modo” (Our Way), “Nosso Tarifa Zero” (Our Free of Charge), “Nosso Grupo” (Our Group), “Nosso Link” (Our Link) and “TIMEmpresa Controle” (Company Control TIM) were developed for voice, data and mobility solutions, coupling efficiency to cost control.

Reinforcing its strategy of national presence and innovation, TIM also offers to this segment the “Plano Empresa Nacional” (National Company Plan), which enables integrated communications among all its affiliates, thus guaranteeing economy and convenience for corporate clients in several regions of the country. Additionally, with the “ Tarifa Zero LD 41” (Zero Tariff LD 41), all calls made by any employee of the company using TIM long distance solution are free of charge, no matter which state the employee is.

Acquisition and retention efforts, sustained by constant innovation, customer segmentation (Customer Profiling Management), customized offers and sales channels specialized in small-, medium- and large-sized companies have had a fundamental role in TIM's maintenance of its leading position in this market. The portfolio of large accounts is constantly evolving and includes strategic national companies, which are market leaders in their industry segments.

As regards the Company's launches in 2006, a major highlight was the BlackBerry Professional. In 2005, TIM was Brazil's first mobile operator to launch BlackBerry, the world's most renowned e-mail mobile solution for the corporate market. In May 2006, the operator launched the BlackBerry Professional, targeted at individual customers and small- and medium sized companies (SMEs), enabling users to send and receive e-mails, visualize files and maintain synchronization with e-mail servers, from any of the cities in Brazil covered by TIM's GSM Network, in addition to the more than 100 countries where TIM has international data roaming agreements.

• Postpaid: the best mix in the market
In the postpaid segment, the biggest differential are “TIM Brasil” plans, which, in addition to offering coverage across the entire country, present in a single offer voice, roaming, VAS, data and Long Distance (LD) services with reduced domestic charges, valid within TIM's entire GSM network in Brazil. There are eight packages available, enabling consumers to choose the one that best fits their profile. Due to their unique features, the plans of “TIM Brasil” trebled the Company's sales capacity since their launching, and, as a result, TIM presented the industry's best mix among post- and prepaid plans customers.

The year's highlights for the segment also include the promotional plans “TIM Conta Fixa” and “TIM Light 40”, primarily directed to small- and medium-sized users, due to their convenience in enabling the customer to control their expenses. Other relevant launch was the plan “Nosso Link” (Our Link), which allows customers to have a plan dedicated to data traffic.

• Prepaid: innovative promotions continue to increase the number of users in the segment
In 2006, the prepaid segment also received a lot of attention from TIM. With a view to boost the customer base's loyalty and profitability, the Company carried out promotions focused on service, offering reward plans based on usage. It is important to stress that TIM's prepaid customers are the only ones in Brazil with access to voice and VAS international roaming services.

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The “TIM +25” and “TIM +5” plans are examples of differentiated and exclusive promotions, with an important role in the retention of customers from this segment. At year-end 2006, one in every four of TIM's prepaid customers had already adopted one of the “TIM +” plans.
The “TIM Chip Only” promotion - in which users purchase only a single GSM chip and receive a bonus in reais equal to the amount paid for the chip when they recharge it within the first 48 hours after the line is activated - in turn, promotes the use of the mobile service while reducing the subsidy of prepaid handsets. One of the main advantages of this promotion is the preservation of the quality of TIM's customer base: TIM's prepaid customers spend with recharges as much as three times the amount spent by regular customers.

• VAS: increasing in line with the sophistication of handsets and segmenting services
TIM not only creates value-added services, but also incentives customers to access and enjoy all the convenience offered by these services. The Company works hard so that technology helps its customers to better manage their time and adopt a new lifestyle.

VAS complements the service plans of all segments, making the mobile phone a source of entertainment and information. Thanks to the introduction of more modern and affordable handsets, TIM is being able to promote its VAS to an increasingly larger number of users.
In 2006, the Company segmented its VAS users by profile, which enabled it to be more accurate when developing and offering products and services. In addition, it also launched its new WAP portal. For users more interested in information, it offered the content of “Abril sem Fio”, in partnership with Editora Abril, a major Brazilian publishing company. For soccer fans, TIM offers “TIM Torcida”, whose content is provided by AllSports. Other partnerships, such as those with Reuters and Terra, also resulted in the offer of updated, interactive and reliable content to TIM's customers.

Since music is one of the main reasons behind the growth of TIM's VAS and one of the Company's brand strategy, the sound menu was reorganized, including the portfolio of the world's biggest recording companies.

TIM also believes in interactivity via mass communications: in 2006, customers were able to interact, through their mobile handsets, with successful shows broadcasted by Brazilian TV, such as Big Brother 6, ¥dolos and Premium Quiz Torcida.

• Brand and Communication: the favorite among users
The investment in TIM brand has been acknowledged by the market. In 2006 alone, the Company was nominated for 32 awards, eight of which were national and 24 regional. They were granted by several institutions in various categories.

The main highlight was the "Top of Mind" award that the Company received, for the second time in a row, as the most frequently remembered operator among consumers in the survey carried out by Instituto DataFolha in all states of Brazil. TIM also received the “Best Mobile Telephony Operator and Company of the Year in the Telecoms Industry in 2006” award, granted by Anuário Telecom, in addition to being considered one of the “Most Admired Companies in Brazil" by Carta Capital, a business magazine.

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National Awards
•Top of Mind – Folha de São Paulo
•The Most Admired Companies in Brazil – Carta Capital Magazine
•INFO Award for Mobile Services – BlackBerry
•2006 Yearbook Telecom Award – Plano Editorial
•IT Yearbook and Telecom Award – IDG Now!
•Highlight in 2006 Top Comm Award
•Ranked Second in About Award

RegionalAwards
South
 •Top of Mind Paraná Award
 •Joinville Award for Brands
 •2006 Brand Top Londrina
 •Major Brands Award
 •2006 Big & Leading Companies Award
 •FGV Corporate Excellence Award
 •Social Attitude Award
•Top Citizenship Award - ABRH	Northeast
 •2006 Pernambuco Pride Award
 •2006 Top Natal – The Most Frequently Remembered Brands – Tribuna do Norte
 •Development Sponsors Award – Pernambuco
 •The Biggest 100 – Paraíba
•Neuron Award – Pernambuco
North •Our People Award/Júlio Pereira Troféu – Macapá LAP •ORM ACP Award – Belém •City of Manaus Award •Promoter Program Trophy - Best of Amazônia •Noble Award	East •Top of Mind Feira de Santana (Bahia) •Tourism Highlights – Opaxorô Trophy •Top of Mind – Correio de Uberlândia (Minas Gerais) •Round of Applause Certificate – Bahia •Bravo Certificate – Bahia
Rio de Janeiro •2006 Barão de Mauá 2006 Award	São Paulo •Compliment for Outstanding Performance in Telephony •Top of Mind Santos – A Tribuna

A substantial part of TIM's marketing budget has been allocated to sponsoring events that leverage its brand image. The focus is on partnerships with events and brands that are objects of desire, such as TIM brand is to the mobile communications market.

• Caring: the entire Company is aimed at satisfying the customer
The Company believes that its success basically depends on the importance it gives to its customers. The quest for satisfaction permeates the entire organization and is an integral part of the performance evaluation of its employees. To achieve this goal, the Company uses a Customer Relationship Management (CRM) system as its main tool.

TIM’s customers can contact the Company through several channels. The most important ones are the Customer Relationship Center (CRC) and the Ombudsman. Morethan relationship centers, these areas are sources of inspiration for defining priorities in the Company: it is through them that operators receive the feedback necessary to address possible strategic issues or expand services that are well-evaluated.

The Company owns four conference call centers based in São Paulo, Curitiba, Recife and Rio de Janeiro. The Company invested heavily in selecting and training operators, in order to have the right people carrying out customer service and addressing their issues.

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Another important initiative was the creation of a specific segment for GSM customers at the CRC. The project is aimed at turning the call center into the Company's best loyalty-development tool and began with the division of post and prepaid customers into different levels, according to their profile. Based on this classification, TIM carried out an adjustment among its CRC employees in order to provide a differentiated service for each customer level. The second phase was the integration of all of TIM's call centers in Brazil based on this model.

Human resources: only a motivated team can achieve results
Human capital is one of TIM Participações' most valued assets and also its main differential in relation to the competition. Only by having the best team will the Company be able to continue accomplishing and surpassing its goals.

TIM already has over 9,500 employees, a 5.4% growth in relation to the previous year. Such a growth is required to meet the needs of its expanding user base.

To attract the best students, TIM maintains a well-structured internship program, which was updated in 2006. The program rewards the best interns with trips, through a contest called “Percurso sem Fronteiras” (Journey without Frontiers). The goal is to develop a project that will be analyzed by a national and a regional committee, based on its applicability, innovation and implementation costs.

The constant investment in training staff is intensive. Over 189,000 training hours were provided, which results in motivation and commitment to the Company's goals. Always in search for the client satisfaction, TIM's service staff of resellers was included in several of the Company's training sessions. It is also worth mentioning the distance training offered to more than 700 employees, who were involved in the implementation of SAP One Client system, which resulted not only in cost reductions, but also in faster dissemination of information.

TIM is constantly seeking benefits that reward its employees and fulfill their needs, based on the market's competitiveness. In 2006, the highlight was the introduction of the Complementary Pension Scheme for all of its employees, with a novel option that allows retroactive contributions according to their time with the company.

Social and environmental responsibility: culture and preservation setting the pace
TIM believes its corporate responsibilities should be based on respect, ethics and transparency in its relations with all of its stakeholders, since this is the only way of being successful in its value generation strategy in a permanent and sustainable way.

As a result, the Company seeks to understand the needs of the communities where it operates and to develop projects that may improve their lives. During the year, the Company allocated R$8.2 million in its social investment strategy, which involves initiatives of national or regional reach, reflecting specific local needs.

The focus of TIM's initiatives is on education and social inclusion, with children and teenagers as their primary target group. Some examples of this type of project include the “TIM Música nas Escolas” (TIM Music at Schools), the Company’s main socio-cultural project, which provides youngsters with access to different ways of learning through the universal language of music. It is held in the cities of São Paulo and Ribeirão Preto (São Paulo), Porto Alegre (Rio Grande do Sul), Salvador (Bahia), Recife (Pernambuco), Belém (Pará), Rio de Janeiro (Rio de Janeiro), and Florianópolis (Santa Catarina), benefiting approximately 15,000 children and teenagers from 42 public schools, in the neighborhoods with the highest levels of social exclusion.

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In 2005, concerned with the effectiveness of its social programs and investments, the Company began to evaluate TIM Música nas Escolas, in order to measure the actual impact of its activities on the lives of beneficiaries. The study, carried out by HMetrics, concluded that the initiative promotes self-esteem enhancement among students, teachers and family-members, creating a virtuous cycle of more dedication to studies. The survey, repeated in 2006, enables the Company to increasingly improve the quality of its initiatives.

Aware of its role in environmental preservation, TIM provides communities with special urns aimed at collecting used batteries in its own stores, PONTOS TIM and management buildings countrywide. Considering the harmful environmental impacts caused by improper discard of batteries, it is essential to count on a responsible direction of these materials after their use. TIM is responsible for returning batteries to manufacturers in all states, following all the rules for the transportation of this kind of material.

During 2006, TIM invested R$49 million in cultural incentive projects. Its initiatives, aimed at promoting music as a universal language and at fostering peace, are carried out focused on promoting both regional culture and major artists.

TIM Festival (promoted since 2003) and “Prêmio TIM” (TIM Award) are among the main highlights in terms of cultural projects. Both have already been part of Brazil's calendar of musical events. In 2006, TIM Festival was held in Rio de Janeiro and had regional editions in Vitória, São Paulo and Curitiba and represented an investment - based on the Rouanet Law - amounting to R$1.35 million.

Corporate Affairs and Shareholding Restructuring

• Simplified structure and transparency well-received by the market
During the first half of the year, TIM carried out another two phases of its restructuring of assets, aiming to concentrate in a single company all mobile telephony operations of Grupo Telecom Italia in Brazil, as well as maximize and simplify its shareholder structure.

The first stage consisted of incorporating all the shares of TIM Celular S.A. by the company, having being approved unanimously at the Annual General Meeting of TIM Participações held on March 16, 2006. The transaction was carried out in a balanced, professional and transparent environment. It is worth mentioning that no shareholder exercised the right to withdraw foreseen in the corporate law.

On 30 June, 2006, it was concluded the second stage of the incorporation of TIM Sul S.A. by TIM Celular S.A. and of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. The merged companies, fully controlled by TIM Participações S.A., had their corporate names changed to TIM Celular S.A. and TIM Nordeste S.A.

As a result, TIM optimized its organizational structure, unifying and rationalizing the management of its businesses, providing a higher optimization of synergies through the operational and corporate merger of the controlled companies that offer mobile telephony services nationwide. In addition, TIM Participações became more transparent before the market and increased the liquidity of its shares on the Stock Markets.

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• Changes in the Corporate Bylaws and Reformulation of Management Composition
On July 5, 2006, the General Meeting of TIM Participações approved the changes of the Corporate Bylaws, aiming to turn it suitable to the Company’s new shareholding structure, after the mentioned restructuring process. The main points of the Corporate Bylaws that were altered regard to: extension of the Board of Directors’ competencies in terms of subjects, business and operations comprising the companies controlled by TIM Participações; composition of the Board of Executive Officers, which now can be composed of up to six members; institutionalization of the Joint Committee and establishing of limits to Officers’s authority, being such body responsible for the main executive decisions of the Company and its subsidiaries; perenniality of the Fiscal Council to act as Audit Committee for the purposes of the Sarbanes-Oxley Act; and other measures aiming to increase transparency and best corporate governance practices.

Also due to the Company’s new structure after the shareholding structuring process carried out in 2006, the Board of Directors decided to alter the management composition of TIM Participações and its subsidiaries through the following nominations: Mr. Mario Cesar Pereira de Araujo as Chief Executive Officer, Mr. Francesco Saverio Locati as General Manager, Mr. Stefano De Angelis as Chief Financial Officer and Investor Relations Officer, Mr. Cláudio Roberto de Argollo Bastos as Supply Officer, Mr. Orlando Lopes Júnior as Human Resources Officerand Mrs. Lara Cristina Ribeiro Piau Marques as Legal Officer.

• Capital Increase
The Special General Meeting held on September 29, 2006 approved the capital increase, with the issuing of new shares, through the capitalization of a portion of the Special Goodwill Reserve equivalent to the tax benefit obtained by the Company's subsidiaries during fiscal year 2005, in the amount of R$50.4 million. On the same date, it also approved the capital increase, without issuing new shares, through the capitalization of the Reserve for Future Capital Increase, in the amount of R$6.4 million.

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• Corporate Governance
TIM Participações adopts corporate governance practices founded on principles that emphasize transparency and respect for all of its stakeholders. The Statutory Audit Committee, represented by the Fiscal Council, was created in 2004 and has been operating since then. It is comprised by renowned independent professionals with any other tie to the Company. TIM has adjusted itself to the Sarbanes-Oxley Law (SOX) procedures, as well as to the introduction of new tools for systematically evaluating operational risks. The Compliance area, established in 2005, has increasingly strengthened the concept of internal controls within the Company and is co-responsible for the SOX Certification project.

• Capital Markets: appreciation of TIM Participações securities
The São Paulo StockExchange (Bovespa) had a highly positive performance over the year. Ibovespa, IBX and IBX-50 appreciated 32.9%, 36.1% and 33.7%, respectively. The international economic environment and the high levels of liquidity contributed to the excellent performance of the Ibovespa, which achieved record-breaking levels over the year, breaking the 40,000-point barrier.

TIM Participações S.A. common shares, traded under the ticker symbol TCSL3, appreciated by 105.4% in 2006, that is, 72.6% above the Ibovespa. TIM Participações preferred shares, traded under the ticker symbol TCSL4, also increased in value and closed the year appreciated by 26.1% . Both securities also outperformed ITEL – the Telecoms Industry Index, comprising the industry's most traded shares - which increased 10.7% in 2006.

The Company's ADRs (American Depositary Receipts, each equivalent to 10,000 shares), traded under the ticker symbol TSU on the New York Stock Exchange (NYSE), appreciated by 36.9% .

At year-end, TIM Participações' common and preferred shares - in lots of 1,000 - were quoted on the Bovespa at R$12.57 and R$7.44, respectively, while on the NYSE, the Company’s ADRs were traded at US$34.62.

Operating and Financial Performance: Profitable Growth

On March 16, 2006, the Company’s Special General Meeting approved the merger of all shares of TIM Celular S.A. into TIM Participações, transforming TIM Celular S.A. into a wholly-owned subsidiary of TIM Participações. Consequently, for exclusive purposes of comparing information with the same period of the previous year, we prepared pro-forma financial statements, as if the merger process had occurred on January 1st, 2005.

• Expansion of the Customer Base
Once more, the customer base enjoyed strong growth, reflecting the excellent position and image of TIM in our markets. At year-end, TIM had 25.4 million customers, a 26.0% growth year-over-year, equivalent to a 25.4% market share, as compared to 23.4% at the end of 2005. In 2006, the Company reassured the leadership in incremental market share, closing the year with 38.2% of total net additions in the Brazilian market.

Postpaid subscriber base increased 33.4% over the last twelve months, outperforming by 17.1% the national average, increasing the share of these customers in the total base from 20.1% in 2005 to 21.3% in 2006 – the highest proportion of postpaid customers in the domestic market. It is important to note that, at year-end, 90.8%, or 23.1 million, of TIM's total customer base was already using the GSM technology.

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• Another year of revenue growth with profitability
In 2006, TIM Participações recorded a 20.2% increase in its total net revenue, which rose from R$8.4 billion in 2005 to R$10.1 billion in 2006, primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services (VAS). The elimination of the Bill and Keep system also had a positive impact. Out of the total of R$10.1 billion, 88.3% are represented by net service revenues and 11.7% by net sales revenues of handsets, as compared to 81.2% and 18.8%, respectively, in 2005.

In the fourth quarter of 2006, the Company recorded net service revenues amounting to R$2,734.8 million, achieving the leading market position in the domestic mobile telephone industry.

The Company's VAS revenue continued to show strong growth. In 2006, VAS gross revenue totaled R$886.2 million, a 51.7% increase in comparison to 2005. It is important to stress the Company's continuous effort to promote the use of value-added services (VAS), which has been possible thanks to the offer of increasingly more advanced and sophisticated handsets. SMS still remains the main VAS revenue generator, accounting for 67.3% of the total VAS revenue, but innovative services - such as MMS, WAP, GPRS and downloads - together accounted for 32.7% of the total VAS revenue in 2006.

Net revenues from the sale of handsets and accessories totaled R$1,182.6 million, 24.8% lower than the amount recorded in 2005. In 2006, the total volume of handsets sold amounted to 5.5 million, as compared to 7.3 million in 2005, reflecting the incentive of direct sales from suppliers to large retail networks, generating cost efficiency and maintaining the Company’s focus on the offer of services.

• Operating Costs and Expenses
In 2006, operating costs of TIM Participações rose 10.8%, totaling R$7,623.7 million, well below the increase in gross and net revenues, of 23.6% and 20.9%, respectively, showing the Company's commitment to cost control.

The main impact on operating costs arose from network and interconnection costs, which totaled R$2,664.8 million, as compared to R$1,663.6 million in 2005, a 60.2% increase. The expansion verified in the period was due to the impact of the end of the Bill & Keep system, as the Company began to pay interconnection charges for each local call to another mobile operator, in addition to the expressive growth in traffic volume.

In 2006, COGS amounted to R$1,407.8 million, 18.1% lower than the R$1,719.8 million recorded in 2005. This annual decline was a result of: (i) the strategy for the consumer segment, with the termination of handset subsidies together with the sales effort of the SIM Card, such as the “TIM Chip Only” promotion, for prepaid handsets; (ii) the reduction in the volume of mobile handsets sold in 2006 in comparison to 2005; (iii) the deferral of postpaid handset subsidies, applied during the twelve months of 2006; and (iv) discounts on the selling price of handsets to end users, which began to be classified as discounts on products sold.

It is important to stress that the accounting practice of deferring costs associated with the sale of handsets is only applied to the postpaid segment, in which the customer enters into an agreement to remain at least twelve months in the customer base, being subject to a fine in case of early termination.

Commercial expenses, amounting to R$2,173.5 million, were 4.1% inferior to those recorded in 2005, as a result of a less aggressive price policy for handsets, the decrease in the amount of commissions and advertising expenses, as well as the increase in the sale of chips for the prepaid segment, which was partially offset by the higher volume of acquisitions in the postpaid segment.

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General and administrative expenses - excluding depreciation/amortization and payroll expenses - totaled R$434.4 million, an 11.0% rise as compared to the amount recorded in 2005. The increase in the period reflects the growth of costs related to IT services, as well as of non-recurring expenses – R$4.6 million - related to the Company's corporate restructuring and the implementation of internal control procedures, in compliance with the Sarbanes Oxley Law – R$18 million.

Payroll expenses amounted to R$594.9 million in 2006, as compared to R$505.4 million in 2005, a 17.7% increase, which was primarily due to the expansion in the workforce, through the hiring of 485 employees. This expansion results from the improvements implemented in customer service and relationship, as well as in pre- and after-sales support.

Net debt expenses also increased, rising 35.1% in the period, totaling R$452.0 million, in line with the 33.4% growth of the postpaid subscriber base. Despite the substantial growth, in absolute terms, these expenses as a percentage of gross revenue virtually remained stable, accounting for 3.3% in 2006 as compared to 3.0% in 2005.

• Revenue per Customer and Acquisition Costs
As a result of all these changes, average revenue per user (ARPU) declined 3.2% in the period, from R$34.2 in 2005 to R$33.1 in 2006. It is important to stress, on the one hand, that over the second half, already taking into account the effects of the termination of the Bill & Keep system, ARPU was R$34.4 in the third quarter and amounted to R$37.0 at the end of the fourth quarter, also reflecting the high value of the customers acquired in the period.

On the other hand, Customer AcquisitionCost (SAC) totaled R$145 in 2006, an 8.2% decrease in the period, as a direct result of the reduction in subsidies for the prepaid segment, which accounted for 77.7% of gross additions in 2006. Consequently, the SAC/ARPU ratio changed from 5.0 months in 2005 to 4.6 months in 2006.

• EBITDA, Depreciation and Amortization, and EBIT
In 2006, EBITDA amounted to R$2,492.5 million, equivalent to a 67.7% increase in relation to 2005, a reflection of the Company's effort to promote strong growth with customer quality and profitability. EBITDA margin was 24.6% in 2006, 6.8 percentage points higher than in 2005, showing its constant acceleration, despite the negative impact of the Bill & Keep system, in terms of margin dilution.

These results are proof of the Company's constant focus on sustainable growth, always followed by the improvement of the customer base mix and the expansion of profitability.

Depreciation and amortization expenses amounted to R$2,284.9 million, a 19.3% increase as compared to the amount in 2005 (R$1,914.9 million). In both cases, the increase reflected network and IT infrastructure expansion and updating.

EBIT – Earnings Before Interest and Taxes – also presented a strong performance in the year, amounting to R$207.6 million, a R$636.6 million recovery in relation to the R$429.0 millions loss in 2005. EBIT margin was 2.1% in 2006, representing a 7.2 percentage point improvement as compared to the previous year.

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• Net Financial Income
In 2006, net financial income amounted to a financial expense of R$343.0 million, a 8.0% increase as compared to the expense of R$372.6 million recorded in 2005. It is important to stress that the new accounting treatment (ARO), which consists of the capitalization of estimated costs to be incurred for disassembling the towers and equipment in leased real estate resulted in an increase amounting to R$26.5 million in the financial expenses for the period.

• Indebtedness
On December 31, 2006, TIM Participações' gross debt totaled R$2,220.4 million, as compared to R$1,870.0 million in 2005. The debt is primarily represented by long-term loans and financings with BNDES (Brazil's National Economic and Social Development Bank) and BNB (Banco do Nordeste do Brasil).

Cash and cash equivalents amounted to R$1,193.5 million at year-end, represented primarily by high-liquidity financial investments.

Therefore, at the end of the fourth quarter of 2006, the Company's net debt (total debt less cash and cash equivalents) totaled R$1,027.0 million, representing a 42.5% drop in relation to the net debt of the third quarter of 2006, which amounted to R$1,787.0 million.

• Net Income
In 2006, TIM Participações recorded a loss totaling R$301.7 million, a R$687.9 million reversal in relation to the losses posted in 2005, which amounted to R$989.6 million. It is worth stressing that the Company has closed the fourth quarter of the year with income amounting to R$78.7 million, thus showing the quick and positive growth of its operating income after the consolidation of the companies of TIM Group in Brazil, which took place in 2006.

In addition to the improvement in operating income, there was a positive impact from the deferral of postpaid segment handset subsidies (R$160.2 million) during the year. Under normal circumstances, excluding the reclassification of the handset subsidies, loss would have amounted to R$461.9 million, still a substantial improvement in relation to the previous year.

• Capital Expenditures
In 2006, the Company's capital expenditures totaled R$1,588.0 million (compared to R$2.555,0 million registered in 2005), this value does not comprise the R$21.3 million concerned the liabilities arising from the discontinuity of assets from which 52% were allocated to the expansion and enhancement of capacity and quality of the GSM network. Due to the strong traffic growth, 26% of the capital expenditures were allocated to the development and enhancement of IT systems; and other 20% to the free lease program, part of the strategy for promoting expansion and loyalty in the corporate segment.

• Dividends
Despite the loss verified by the Company in the fiscal year ended December 31, 2006, its Management is proposing to realize part of the Expansion Reserve, in the amount of R$450.8 million, in order to distribute dividends to shareholders. The mentioned amount is equivalent to R$0.13 per 1,000 shares, for common and preferred shares, and to R$1.93 per ADR (10,000 preferred shares). The proposal will be submitted to the approval of the Annual General Meeting, to be held in April 2006.

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Other Information
In compliance with the provisions of article 2 of CVM Instruction no. 381/03, we hereby declare that for the fiscal year ended December 31, 2006, neither Directa Auditores, nor any of its related parties, provided any services other than auditing services for TIM Participações S.A.

Closing remarks
Based on its permanent focus on maintaining a constant and balanced growth, TIM Participações would like to thank its customers for their loyalty and to restate its commitment to relentlessly seeking instruments to reward their preference by means of a differentiated and high-quality service. We also would like to thank our business partners, suppliers and the financial institutions, for their support and trust in us, and, especially, our employees, without whom we would not have achieved our goals. Finally, we would like to thank our shareholders for their support and trust in the management.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.